March 2013
Pricing Sheet dated March 28, 2013 relating to Preliminary Terms No. 633 dated March 1, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Buffered PLUS Based on the Performance of Brent Blend Crude Oil due March 30, 2015
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MARCH 28, 2013
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,784,000
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS (see “Commissions and issue price” below)
Pricing date:	March 28, 2013
Original issue date:	April 3, 2013
Maturity date:	March 30, 2015
Underlying commodity:	Brent blend crude oil
Payment at maturity:
If the final commodity price is greater than the initial commodity price:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final commodity price is less than or equal to the initial commodity price but greater than or equal to $99.018, which is equal to 90% of the initial commodity price, meaning the price has declined by an amount less than or equal to the buffer amount of 10%:
$1,000
If the final commodity price is less than $99.018, which is equal to 90% of the initial commodity price, meaning the price has declined by an amount greater than the buffer amount of 10%:
($1,000 x commodity performance factor) + $100
This amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the amount due at maturity be less than $100 per Buffered PLUS.

Buffer amount:	10%
Maximum payment at maturity:	$1,390 per Buffered PLUS (139% of the stated principal amount)
Minimum payment at maturity:	$100 per Buffered PLUS (10% of the stated principal amount)
Leveraged upside payment:	$1,000 x commodity percent increase x leverage factor
Commodity percent increase:	(final commodity price – initial commodity price) / initial commodity price
Leverage factor:	300%
Commodity performance factor:	final commodity price / initial commodity price
Initial commodity price:	$110.02, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the valuation date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
For any trading day, the official settlement price per barrel of Brent blend crude oil on ICE Futures Europe (“ICE”) of the first nearby month futures contract, as stated in U.S. dollars, as made public by ICE on such day.

Reuters, Bloomberg and various other third party sources may report prices of the underlying commodity.  If any such reported price differs from that as published by the relevant exchange for the underlying commodity, the price as published by such relevant exchange will prevail.

Valuation date:	March 25, 2015, subject to postponement for non-trading days and certain market disruption events
CUSIP / ISIN:	6174824B7 / US6174824B71
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to company
Per Buffered PLUS	$1,000	$22.50	$977.50
Total	$5,784,000	$130,140	$5,653,860
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor.  The lowest price payable by an investor is $992.50 per Buffered PLUS.  Please see “Syndicate Information” on page 17 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each Buffered PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” on page 14 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

The Buffered PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 633 dated March 1, 2013
Prospectus Supplement for PLUS dated August 17, 2012	Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.